TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996     Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company” or “Teryl”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

GIL JOINT VENTURE REPORT, FAIRBANKS, ALASKA

For Immediate Release: January 10, 2005, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC: Pinksheet Symbol: TRYLF) has received a preliminary exploration summary for the Kinross/Teryl Gil Joint Venture program. The Gil Joint Venture exploration program consisted of geologic mapping, the excavating of four trenches totaling 1,020 feet, the drilling of 18 reverse circulation drill holes totaling 4,175 feet, and collecting of over 1,000 rock and soil samples for assays.

The following economic assays reported as follows:

Hole#	From (feet)	To (feet)	Interval (feet)	Gold (OPT)	Target
2000-GEC-120	55	85	30	0.052	Gil Extension
2000-GER-134	245	265	20	0.052	Gil Extension
GER03-366	0	15	15	0.101	Gil Extension
GER03-368	60	95	35	0.056	Gil Extension
GVR04-467	30	55	25	0.139	Gil Venture
GVR04-468	35 170	50 185	15 15	0.167 0.035	Gil Venture Extension
GVR04-476	35 90	55 110	20 25	0.033 0.048	Gil Venture Extension
GVR04-481	15	35	20	0.047	Gil Venture Extension
GVR04-484	15	35	20	0.275	Gil Venture Extension

Trench #	From (feet)	To (feet)	Interval (feet)	Gold (OPT)	Target
GET00-30650	180	210	30	0.245	Gil Extension
30700E	90 170	130 180	40 10	0.085 0.097	Gil Extension

Trench # 1 2004	From (feet)	To (feet)	Interval (feet)	Gold (OPT)	Target
GVT04-01	20	30	10	0.108	Sourdough
GVT04-01	50	65	15	0.255	Sourdough
GVT04-01	105	110	5	0.188	Sourdough
GVT04-01	145	175	30	0.055	Sourdough
GVT04-01	320	325	5	0.225	Sourdough
GVT04-01	350	355	5	0.090	Sourdough

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100%-interest in the West Ridge property, and has obtained a mining lease on the adjoining Fox Creek Claims. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact: John Robertson
President	Tel. 800-665-4616

Contact:	Business Office
800-665-4616
or
877-549-GOLD (4653)

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.